U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12B-25
                                                            SEC FILE NUMBER
                                                                  000-24778
                        NOTIFICATION OF LATE FILING

[X] Form 10-KSB

For the Year Ended December 31, 2000

PART I    REGISTRANT INFORMATION

Full Name of Registrant: National Health & Safety Corporation

Address of Principal Executive Office (Street and Number)

          120 Gibraltar Road, Suite 107
          Horsham, PA 19044


PART II   RULES 12B-25(B) AND (C)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.


PART III NARRATIVE

     The Report on Form 10-KSB for National Health & Safety Corporation, (the Company) for the year ended December 31, 2000, is due to be filed on March 31, 2001. The Company's acquisition of MedSmart Healthcare Networks, Inc. late in the year 2000 and a change in its certifying accountant in early February 2001 caused the Company to require more time to file its Form 10-KSB. The Company expects that its Form 10-KSB will be filed before April 15, 2001.

PART IV   OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this information.

          Gary Davis          512-328-8122

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes     [  ]  No

     The Company expects that its net operating loss in 2000 will be significantly less than its net operating loss in 1999.

     SIGNATURES

     National Health & Safety Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   National Health & Safety Corporation

                                               /s/
Date: March 26, 2001               ____________________________________
                                   Gary Davis, President